Via Facsimile and U.S. Mail
Mail Stop 6010

March 4, 2008

Mr. Roger B. Gorham
Chief Financial Officer
Alleghany Corporation
7 Times Square Tower, 17th Floor
New York, NY   10036

Re: Alleghany Corporation
Form 10-K for the Year Ended December 31, 2006
Filed February 28, 2007
File No. 001-09371

Dear Mr. Gorham:

      We have completed our review of your Form 10-K and have no further comments at this time.

      Sincerely,

      Joel Parker
      Accounting Branch Chief